REEF 2007 - 2009 DRILLING PROGRAM

c/o Reef Oil & Gas Partners, L.P.

1901 N. Central Expressway, Suite 300

Richardson, Texas 75080

July 24, 2008	VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:                             REEF 2007 - 2009 DRILLING PROGRAM
Withdrawal of Registration Statement on Form S-1 (File No. 333-145139)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Reef 2007 - 2009 Drilling Program (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-145139), as heretofore amended by Form S-1/A (File No. 333-145139), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement on Form S-1 was originally filed with the Commission on August 3, 2007 and the amended Registration Statement on Form S-1/A was filed on October 26, 2007.

The Registrant has determined not to pursue the public offering of 1,200 Units of Limited Partner Interests and 6,800 Units of Additional General Partner Interests in a series of up to seven limited partnerships to which the Registration Statement relates at this time. The terms currently obtainable in the public marketplace are not sufficiently attractive to the Registrant to warrant proceeding with the public offering. The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement.

In accordance with Rule 477(c) under the Securities Act, the Registrant advises that it may undertake a subsequent private offering of securities in reliance upon Rule 155(c) under the Securities Act. The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Mr. Michael J. Mauceli, the Principal Executive Officer of the Registrant, Reef Oil & Gas Partners, L.P. 1901 N. Central Expressway, Suite 300 Richardson, Texas 75080, facsimile number (972) 994-0369, with a copy to Joel Held, Baker & McKenzie LLP, 2001 Ross Avenue, Suite 2300 Dallas, Texas 75201, facsimile number (214) 978-3099.

If you have any questions with respect to this matter, please contact Jon Carroll of Baker & McKenzie LLP at (214) 978-3023.

Sincerely,

REEF 2007 - 2009 DRILLING PROGRAM

(Registrant)

By: Reef Oil & Gas Partners, L.P.,

a Nevada limited partnership

By: Reef Oil & Gas Partners, GP, LLC, its general partner

/s/ Michael J. Mauceli
Michael J. Mauceli
Manager